EXHIBIT I


SCHEDULE OF FEES, COMMISSIONS AND EXPENSES


     The estimated fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the proposed transactions are $10,000, to be incurred by Northeast Utilities Service Company in relation to financial, accounting, legal and other fees and services.